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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)*

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              IVI PUBLISHING, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  450707 10 4
                                 (CUSIP Number)


         Wayne William Mills                     William M. Mower, Esq.
       The Colonnade, Suite 290           Maslon Edelman Borman & Brand, PLLP
        5500 Wayzata Boulevard                    3300 Norwest Center
   Golden Valley, Minnesota   55416           Minneapolis, Minnesota 55402
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                               NOVEMBER 20, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D


CUSIP No. 450707 10 4                                        Page 2  of 5 Pages
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1  Name of Reporting Persons
   S.S. or I.R.S. Identification No. of Above Persons
   WAYNE WILLIAM MILLS                           TAMARA KOTTOM-MILLS
   S.S. No.  ###-##-####                         S.S. No. ###-##-####
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2  Check the Appropriate Box if a Member of a Group*                  (a) [X]
                                                                      (b) [ ]
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3  SEC Use Only
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4  Source of Funds*
   PF
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5  Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items
   2(d) or 2(e)                                                           [ ]
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6  Citizenship or Place of Organization
   USA
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                                  Sole Voting Power
                              7   0
         Number of            ------------------------------------------------
          Shares              8   Shared Voting Power
       beneficially               422,000
           owned              ------------------------------------------------
          by each             9   Sole Dispositive Power
         reporting                0
       person with:           ------------------------------------------------
                              10  Shared Dispositive Power
                                  422,000
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11 Aggregate Amount Beneficially Owned by Each Reporting Person
   422,000 shares
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12 Check Box if the Aggregate amount in Row (11) Excludes Certain Shares* [ ]
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13 Percent of Class Represented by Amount in Row (11)
   5.5%
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14 Type of Reporting Person*
   IN
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                 * SEE INSTRUCTIONS BEFORE FILLING OUT!

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     This Amendment No.1 ("Amendment No. 1") dated January 21, 1997 to the
Statement on Schedule 13D dated October 4, 1996 (as amended, the "Schedule 13D") relates to the Common Stock, $.01 par value per share (the "Common Stock") of IVI Publishing, Inc., a Minnesota corporation (the "Issuer"), and is being filed by Wayne William Mills and Tamara Kottom-Mills pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     Unless otherwise indicated, each capitalized term used herein but not otherwise defined shall have the meaning assigned to such term in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The aggregate purchase price for purchases made by the Reporting Persons after their original Schedule 13D filing was $416,975. All such purchases were paid for with personal funds. All of the transactions identified in response to
Item 5(c) occurred on the open market.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Persons together beneficially own 422,000 shares of the outstanding Common Stock of the Issuer, of which 370,000 are in the name of Wayne Mills and 52,000 are in the name of Tamara Mills. The total of 422,000 shares represents approximately 5.5% of the outstanding Common Stock (based upon 7,608,475 shares outstanding as of October 23, 1996, the date of the Issuer's most recent filing with the Securities and Exchange Commission).

     (b) The Reporting Persons share voting and dispositive power with respect to a total of 422,000 shares.

     (c) Listed below are all transactions in the Issuer's Common Stock effected by the Reporting Persons after their original Schedule 13D filing:


      Reporting      Type of                                  Price per
        Person     Transaction  Trade Date  Number of Shares    Share
     ------------------------------------------------------------------
     Tamara Mills    Buy         10/18/96       2,000           $3.80
     Tamara Mills    Buy         10/24/96      20,000            3.4526
     Wayne Mills     Buy         10/31/96      30,000            3.6875
     Tamara Mills    Sell        11/05/96      10,000            3.7188
     Wayne Mills     Buy         11/20/96      70,000 *          3.25
     Wayne Mills     Sell        11/22/96      20,000            3.625
     Wayne Mills     Sell        11/27/96      25,000            3.50
     Wayne Mills     Sell        12/11/96      15,000            3.60
     Wayne Mills     Sell        12/19/96      10,000            3.45
     Wayne Mills     Sell        12/26/96      20,000            3.11

     * Acquisition consisted of a $227,500 Convertible Debenture, convertible into 70,000 shares.

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     (d) Not applicable.

     (e) Not applicable. The Reporting Persons still beneficially own more than five percent of the Issuer's outstanding Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Agreement between the Reporting Persons relating to the filing of joint acquisition statements pursuant to Rule 13d-1(f).



                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 21, 1997



                                       By   /s/ Wayne William Mills
                                            -----------------------
                                            Wayne William Mills


                                       By   /s/ Tamara Kottom-Mills
                                            -----------------------
                                            Tamara Kottom-Mills




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                                                                       EXHIBIT 1


                                   AGREEMENT


     The undersigned hereby consent to the filing of this Amendment No. 1 to
Schedule 13D on behalf of each of them.



Dated:  January 21, 1997



                                       By   /s/ Wayne William Mills
                                            -----------------------
                                            Wayne William Mills


                                       By   /s/ Tamara Kottom-Mills
                                            -----------------------
                                            Tamara Kottom-Mills

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